SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          EXCEL COMMUNICATIONS, INC.
                               (Name of Issuer)

                        COMMON STOCK, $0.001 PAR VALUE
                        (Title of Class of Securities)

                                  30065K 10 4
                                (CUSIP Number)

                               Andre Bourbonnais
            Vice President, Legal Affairs and Corporate Secretary
                                Teleglobe Inc.
                       1000, rue de La Gauchetiere ouest
                        Montreal, Quebec H3B 4X5 Canada
                                (514) 868-7272
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 14, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.







                                                (Continued on following pages)
Exhibit Index appears on Page 13.                           Page 1 of 13 pages

CUSIP No.  30065K 10 4


1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Teleglobe Inc. (IRS Identification No. 98-0115049)


2.   Check the Appropriate Box if a Member of a Group        (a)  [ ]

                                                             (b)  [ ]


3.   SEC Use Only


4.   Source of Funds                                    Not Applicable


5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                           [  ]


6.   Citizenship or Place of Organization                Canada


  NUMBER OF               7.   Sole Voting Power          - 0 - <F1>
   SHARES
                          8.    Shared Voting Power     71,047,933
 BENEFICIALLY
   OWNED BY               9.   Sole Dispositive Power     - 0 - <F1>

EACH REPORTING           10.   Shared Dispositive Power   - 0 -
   PERSON


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     71,047,933<F2>


12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


____________________
[FN]
<F1>  If the option under the Excel Stock Option Agreement (the "Option")
(described in Item 4) is exercised in full, Teleglobe would be deemed to beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 26,300,000 shares of Common Stock subject to such Option, as to which it would be deemed to have sole voting and sole dispositive power.

<F2> If the Option referenced in footnote 1 were exercised in full,
26,300,000 shares of Common Stock subject to the Option would be added to this number.

13.  Percent of Class Represented by Amount in Row (11) 53.7%.<F3>


14   Type of Reporting Person                           CO


____________________
[FN]
<F3>  Based upon 132,259,389 shares of Common Stock outstanding as of June
14, 1998, as represented by the Issuer. If the Option described in footnote 1 was exercised in full, Teleglobe would be deemed the beneficial owner of 97,347,933 shares of Common Stock, (61.4%), based upon 158,559,389 shares of Common Stock (132,259,389 shares of Common Stock outstanding as of June 14, 1998, as represented by the Issuer, plus 26,300,000 shares deemed to be outstanding pursuant to the Option).

Item 1.   Security and Issuer.

          The class of equity securities to which this statement relates is the common stock, $0.001 par value per share of Excel Communications, Inc. (the "Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8750 North Central Expressway, Dallas, Texas 75231.

Item 2.   Identity and Background.

          This statement is being filed by Teleglobe Inc., a Canadian corporation ("Teleglobe").

          The address of the principal business and executive offices of Teleglobe is 1000, rue de La Gauchetiere ouest, Montreal, Quebec H3B 4X5, Canada. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Teleglobe is set forth on Schedule A.

          Teleglobe is one of the world's largest intercontinental telecommunications companies, providing services to approximately 240 countries and territories worldwide. On June 14, 1998, Teleglobe entered into an Agreement and Plan of Merger with the Issuer and North Merger Sub Corporation ("Merger Sub") as described in Item 4 (the "Merger Agreement"), providing for the merger of Merger Sub with and into the Issuer (the "Merger").

          During the past five years, neither Teleglobe nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent judgment, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Option (as defined and discussed in item 4) was granted by Excel to Teleglobe in consideration of Teleglobe entering into the Merger Agreement (as defined in Item 4 below). Teleglobe granted a reciprocal option to Excel in consideration of Excel entering into the Merger Agreement.


          The proxies and consents granted pursuant to the Excel Consent and Voting Agreement (as defined and discussed in Item 4) were also granted in consideration of Teleglobe entering into the Merger Agreement.

Item 4.   Purpose of Transaction.

          On June 14, 1998, the Issuer, Teleglobe and Merger Sub entered into the Merger Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer as the surviving corporation from the Merger (the "Surviving Corporation"). As a result of the Merger, the Surviving Corporation will become a wholly owned direct subsidiary of Teleglobe.

          Consummation of the Merger is subject to satisfaction of certain conditions, including: (i) receipt of the approval of the Merger Agreement from the holders of a majority of the Common Stock (which condition has been satisfied); (ii) approval by the shareholders of Teleglobe of an amendment to Teleglobe's articles of incorporation or by-laws to incorporate provisions restricting certain actions by and concerning the composition of the Board of Directors of Teleglobe; (iii) the effectiveness of the registration statement on Form F-4 to be filed with the Securities and Exchange Commission; (iv) approval for listing of the Teleglobe Common Shares issuable or to be reserved for issuance in the Merger on the New York Stock Exchange, Inc., subject to official notice of issuance, and the Montreal Exchange and the Toronto Exchange, subject to customary requirements; (v) expiration or termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (vi) the absence of any law, government regulation or order opposing the Merger; (vii) receipt of written notification from the Director of Investigation and Research under the Competition Act that the Director will not make an order under Section 92 of the Competition Act; (viii) receipt by both parties of tax opinions from their counsel to the effect that, among other things, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and no gain or loss will be recognized as a result of the Merger; and
(ix) satisfaction of other customary conditions.

          Pursuant to the Merger Agreement, upon consummation of the Merger,
(a) the officers of the Issuer will be the officers of the Surviving Corporation; (b) the directors of Merger Sub as of the effective time of the Merger (of which there shall be an equal number of representatives designated by Teleglobe and Excel) will be the directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their successors are duly elected or appointed and qualified; (c) each share of the Issuer's Common Stock will be converted into
0.885 of a common share of Teleglobe capital stock, with cash paid in lieu of receipt of fractional shares of Teleglobe common shares; and (iv) the by-laws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

          Pursuant to the Merger Agreement, Teleglobe has agreed that for the two-year period following the effective time of the Merger, it will not dispose in any manner, or cause or permit the Surviving Corporation to dispose in any manner, of any assets of the Surviving Corporation other than certain permitted dispositions. A copy of the Merger Agreement is filed as
Exhibit 1 to this Schedule 13D and is incorporated by this reference. The foregoing description is qualified in its entirety by reference to such exhibit.

          As an inducement to Teleglobe to enter into and execute, and to cause Merger Sub to enter into and execute, the Merger Agreement, the Issuer entered into the Excel Stock Option Agreement with Teleglobe, dated as of June 14, 1998 (the "Stock Option Agreement"), whereby the Issuer granted Teleglobe an irrevocable Option to purchase from the Issuer under certain circumstances up to 26,300,000 shares of Common Stock at a price of $27.563 per share, payable in cash. The Option may be exercised by Teleglobe in whole or in part only upon the termination of the Merger Agreement in circumstances when a termination fee is payable thereunder or in certain circumstances involving a breach of the Merger Agreement. In the event of any change in the number of issued and outstanding shares of Common Stock by reason of any stock dividend, stock split, split-up, recapitalization, merger or any other change in the corporate or capital structure of the Issuer, the number of shares of the Common Stock that may be purchased pursuant to the Option will be adjusted to restore Teleglobe's economic and other rights arising from the Stock Option Agreement.

          The Stock Option Agreement will terminate upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement pursuant to circumstances under which Teleglobe is not entitled to receive the Termination Fee set forth in Section 7.3 of the Merger Agreement,
(iii) the date on which Teleglobe realizes a total profit equal to the Profit Limit set forth in Section 9 of the Stock Option Agreement, and
(iv) 30 days after the first anniversary of the date on which the Merger Agreement is terminated.

          As of the date hereof, the Option is not exercisable. The shares of Common Stock subject to the Option would equal 19.9% of the outstanding Common Stock as of June 14, 1998. Under certain circumstances, the Issuer may repurchase for cash shares of the Common Stock acquired pursuant to the exercise of the Option.

          A copy of the Stock Option Agreement is filed as Exhibit 2 to this
Schedule 13D and is incorporated herein by this reference. The foregoing description of the Stock Option Agreement is qualified in its entirety by reference to such exhibit.

          As an additional inducement to Teleglobe to enter into the Merger Agreement, Troutt Partners, Ltd., the Troutt Family Trust and Austex Enterprises (collectively, the "Consenting Stockholders") on June 14, 1998 entered into the Excel Consent and Voting Agreement (the "Voting Agreement") with Teleglobe pursuant to which, among other matters, the Consenting Stockholders agreed to vote or act by written consent to approve the Merger and the Merger Agreement with respect to all of the shares of the Issuer's Common Stock beneficially owned by them or over which they have voting power or control.

          Pursuant to the Voting Agreement, the Consenting Stockholders severally executed written consents in lieu of a meeting of the stockholders of the Issuer approving and adopting the Merger Agreement. As a result, subject to certain exceptions in limited circumstances, no further vote of the stockholders of the Issuer will be required for the consummation of the Merger. In addition, the Consenting Stockholders severally agreed that, during the term of the Voting Agreement, if requested by Teleglobe, they would vote their shares of Common Stock in favor of approving the Merger Agreement and the Merger. As a result, Teleglobe has shared power to vote or direct the vote of the Common Stock beneficially owned by the Consenting Stockholders.

          The Voting Agreement will terminate automatically upon the termination of the Merger Agreement in accordance with its terms.

          The Consenting Stockholders are estimated to have voting power over or beneficial ownership of 71,047,933, or approximately 53.7%, of the outstanding shares of Common Stock as of June 14, 1998. A copy of the Voting Agreement is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference. The foregoing description of the Voting Agreement is qualified in its entirety by reference to such exhibit.

          Except as described above, Teleglobe has no plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer (except as provided for in the Stock Option Agreement), or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange prior to the consummation of the Merger or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration prior to the consummation of the Merger pursuant to Section 12(g)(4) of the Securities Act of 1933; or

          (j)  any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a)  Upon entering into the Voting Agreement (as described in Item
6), Teleglobe may be deemed to have become, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of 71,047,933 shares of Common Stock, representing approximately 53.7% of the shares of Common Stock outstanding as of June 14, 1998. Except as set forth in this Item 5, none of Teleglobe or, to the best of its knowledge, any of the persons named on attachment A hereto beneficially owns or has the right to acquire any Issuer Common Stock.

          In addition, upon entering into the Stock Option Agreement, Teleglobe may be deemed to have become the beneficial owner of 26,300,000 shares of Common Stock, representing approximately 16.6% of the outstanding shares of Common Stock after giving effect to the exercise of the Option.

          (b) Teleglobe does not have the sole power to vote or direct the vote of any shares of Common Stock. Teleglobe does not have sole or shared power to dispose or to direct the disposition of any shares of Common Stock. As a result of entering into the Voting Agreement, Teleglobe has shared power to vote or to direct the vote of the 71,047,933 shares of Common Stock presently held by Troutt Partners, Ltd., Troutt Family Trust and Austex Enterprises, Ltd.

          The Stock Option Agreement does not allow Teleglobe to acquire any shares of the Common Stock pursuant thereto unless and until the conditions to exercise specified therein are satisfied or waived. Accordingly, Teleglobe does not have sole or shared voting or dispositive power with respect to any shares of the Issuer's Common Stock pursuant to the Stock Option Agreement, and Teleglobe disclaims beneficial ownership of the Issuer's Common Stock until such events occur. Assuming for purposes of this
Item 5 that such conditions are satisfied and Teleglobe is entitled to exercise the Option and Teleglobe does exercise the Option, Teleglobe would have sole voting power and sole dispositive power with respect to 26,300,000 shares of Common Stock.

          The foregoing description of certain terms of the Stock Option Agreement and the Voting Agreement is qualified in its entirety by reference to both agreements.

          (c) To the best of Teleglobe's knowledge, none of Teleglobe or any of the persons named on Attachment A hereto have (except for the issuance of the Option) effected any transactions in Common Stock during the last 60 days.

          (d) Inapplicable

          (e) Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Except for the Merger Agreement, the Stock Option Agreement and the Excel Consent and Voting Agreement and the consents granted therewith and as otherwise referred to or described in this Schedule 13D, to the best of the knowledge of Teleglobe, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Teleglobe and the Issuer or any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of June 14, 1998, among Teleglobe Inc., North Merger Sub Corporation and Excel
          Communications, Inc.

Exhibit 2 Excel Stock Option Agreement, dated as of June 14, 1998, between Teleglobe Inc. and Excel Communications, Inc.

Exhibit 3 Excel Consent and Voting Agreement, dated as of June 14, 1998, by and among Teleglobe Inc. and Troutt Partners, Ltd., The Troutt Family Trust and Austex Enterprises, Ltd.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  June 24, 1998

TELEGLOBE INC.



By: /s/ Andre Bourbonnais
    ---------------------
    Andre Bourbonnais
    Vice President, Legal Affairs
     and Corporate Secretary

                                 Attachment A

Executive Officers and Directors of Teleglobe Inc.

                 The names and titles of the executive officers and the names of the directors of Teleglobe Inc. and each of their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Teleglobe. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position at Teleglobe and each individual is a Canadian citizen.

Executive Officers              Position; Present Principal Occupation

Charles Sirois                  Chairman and Chief Executive Officer

Paolo Guidi                     President and Chief Executive Officer, Teleglobe
(U.S. Citizen)                  Communications Corporation

Claude Seguin                   Executive Vice-President and Chief Financial
                                Officer

Guthrie J. Stewart              Executive Vice-President, Corporate Development

Andre Bourbonnais               Vice-President, Legal Affairs and Corporate
                                Secretary

Meriel V.M. Bradford            Vice-President, Governmental and External
                                Relations

Jacques Deforges                Treasurer

Francois Laurin                 Vice-President, Finance and Corporate Controller

Marc Leroux                     Vice-President, Technology

Director                        Present Principal Occupation

J. Brian Aune                   Chairman,
                                St. James Financial Corporation, Inc.
                                1800 McGill College Avenue
                                Suite 3010
                                Montreal, Quebec H3A 3J6

Derek H. Burney                 Chairman and Chief Executive Officer,
                                Bell Canada International Inc.
                                1000, rue de La Gauchetiere ouest
                                Suite 1100
                                Montreal, Quebec H3B 4Y8

J.V. Raymond Cyr                Chairman,
                                Telesat Canada Inc., SSIG Group Inc. and Vistar
                                Telecommunications Inc.;
                                Director,
                                Bell Canada and BCE Mobile Communications Inc.
                                1000, rue de La Gauchetiere ouest
                                Suite 1100
                                Montreal, Quebec H3B 4Y8

Bruno Ducharme                  President and Chief Executive Officer,
                                Telesystem International Wireless Inc.
                                Executive Vice-President, Telesystem Ltd.
                                1000, rue de La Gauchetiere ouest
                                16th Floor
                                Montreal, Quebec H3B 4W5

George A. Fierheller            President,
                                Four Halls Inc.
                                121 King Street West
                                Suite 2525
                                P.O. Box 36
                                Toronto, Ontario M5H 3T9

Pierre MacDonald                Corporate Director
                                80 Berlioz Rive
                                Apt. 1702
                                Ile-des-Soeurs, Verdun, Quebec, H3E 1N9

C. Edward Medland               President,
                                Beauwood Investments Inc.
                                121 King Street West
                                Suite 2525
                                P.O. Box 36
                                Toronto, Ontario M5H 3T9

Jean C. Monty                   Chairman, Chief Executive Officer and Director,
                                Bell Canada
                                President, Chief Executive Officer and Director,
                                BCE Inc.
                                1000, rue de La Gauchetiere ouest

                                Suite 3700
                                Montreal, Quebec H3B 4Y7

Carmand Normand                 President,
                                ADDENDA Capital Inc.
                                Place Mercantile
                                770 Sherbrooke Street west
                                Suite 1900
                                Montreal, Quebec H3A 1G1

H. Arnold Steinberg             Associate,
                                Cleman Ludmer Steinberg Inc.
                                2 Place Alexis Nihon
                                3500 de Maisonneuve Blvd. West
                                Suite 900
                                Montreal, Quebec H3Z 3C1

Peter G. White                  Executive Vice-President
                                The Ravelston Corporation Limited and Argus
                                Corporation Limited
                                10 Toronto Street
                                Toronto, Ontario M5C 2B7

Lyntor Ronald Wilson            Chairman, Chief Executive Officer and Director,
                                BCE Inc.;
                                Director, Bell Canada
                                1000, rue de La Gauchetiere ouest
                                Suite 3700
                                Montreal, Quebec H3B 4Y7

                                 EXHIBIT INDEX


Exh. No.         Description                                           Page No.

Exhibit 1 Agreement and Plan of Merger, dated as of June 14, 1998, among Teleglobe Inc., North
                 Merger Sub Corporation and Excel Communications,
                 Inc.

Exhibit 2        Excel Stock Option Agreement, dated as of
                 June 14, 1998, between Teleglobe Inc. and
                 Excel Communications, Inc.

Exhibit 3 Excel Consent and Voting Agreement, dated as of June 14, 1998, by and among Teleglobe
                 Inc. and Troutt Partners, Ltd., The
                 Troutt Family Trust and Austex Enterprises, Ltd.